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                                                                 File No: 69-352

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 FORM U-3A-2/A

                               (Amendment No. 2)

                      Statement by Holding Company Claiming
                 Exemption Under Rule U-3A-2 from the Provisions
                of the Public Utility Holding Company Act of 1935

                      For The Year Ended December 31, 1998

                              MCN ENERGY GROUP INC.

                                      and

                             MICHCON HOLDINGS, INC.

each hereby files jointly with the Securities and Exchange Commission (SEC), this amendment on Form U-3A-2/A which amends the Form U-3A-2 filed on March 1, 1999 and the Form U-3A-2/A filed on June 25, 1999 to include MichCon Holdings, Inc. as a joint claimant for this statement and to amend Exhibit B to include a Financial Data Schedule for MichCon Holdings, Inc.

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                                    EXHIBITS

Exhibit A -  Unaudited Consolidating Statements of Operations for the year ended
             December 31, 1998 and Consolidating Statements of Financial Position as of December 31, 1998, for MCN Energy Group Inc., MichCon Holdings, Inc., MichCon, MCNIC, Gas Services Level, MCNIC Pipeline & Processing Company, CoEnery Trading, MCNIC Oil & Gas and MCN Financing Companies.*

Exhibit B -  Attached hereto as Exhibit B is the unaudited Financial Data
             Schedule summarizing certain financial information for MCN Energy Group Inc. and MichCon Holdings, Inc.

Exhibit C -  Corporate Structure, Exempt Wholesale Generators and Foreign
             Utility Companies*

             * Indicates document previously filed.


















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                                   SIGNATURES

    Each of the above-named claimants has caused this statement to be duly executed on its behalf by its authorized officers on this 12th day of July, 1999.

CORPORATE SEAL:

Attest:                                  MCN ENERGY GROUP INC.

    /s/ Daniel L. Schiffer             By: /s/ Gerard Kabzinski
-----------------------------              -------------------------
        Daniel L. Schiffer                     Gerard Kabzinski
Senior Vice President,                   Vice President and Controller
General Counsel and Secretary
MCN Energy Group Inc.

CORPORATE SEAL:

Attest:                                MichCon Holdings, Inc.

    /s/ Daniel L. Schiffer             By: /s/ Howard L. Dow III
-----------------------------              -------------------------
        Daniel L. Schiffer                     Howard L. Dow III
Senior Vice President,                     Senior Vice President, Treasurer and
General Counsel and Secretary              Chief Financial Officer
MCN Energy Group Inc.

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Daniel L. Schiffer
Senior Vice President,
General Counsel and Secretary
MCN Energy Group Inc.

MCN Energy Group Inc.
500 Griswold Street
Detroit, Michigan  48226




















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                                    EXHIBIT B

                MCN Energy Group Inc. and MichCon Holdings, Inc.
                             Financial Data Schedules

    These schedules contain MCN Energy Group Inc.'s and MichCon Holdings, Inc.'s summary financial information extracted from the consolidated balance sheets as of December 31, 1998, and the related statements of consolidated income for the year ended December 31, 1998, and is qualified in its entirety by reference to such financial statements.


                                                     1998
                                             MCN Energy Group Inc.
         Item No.       Caption Heading       Consolidated (000s) (RESTATED)
            1       Total Assets                  $4,392,898
            2       Total Operating Revenue        1,880,194
            3       Net Income (Loss)               (286,468)


                                                     1998
                                             MichCon Holdings, Inc.
         Item No.       Caption Heading       Consolidated (000s)
            1       Total Assets                  $2,184,854
            2       Total Operating Revenue        1,036,700
            3       Net Income (Loss)                 76,473